Exhibit 99.23

 Discussion Materials   for the Special Committee*February 2025  * Filed as an exhibit to Amendment No. 23 to Schedule 13D dated February 18, 2025. Reflects, for purposes of public disclosure, redactions and non-substantive presentation changes to the materials used by representatives of Pershing Square in its meeting with the Special Committee of HHH.

 2  Disclaimer  The presentation is confidential and is intended solely for the information of the Board of Directors of Howard Hughes Holdings Inc. (“HHH” or the “company”) to whom it has been delivered or made available by Pershing Square Holdco, L.P. (“Pershing Square” or “we”) solely for the purpose of evaluating a potential transaction between the company and Pershing Square. If you are not the intended recipient of this document, please delete it and any related materials immediately. By accepting this presentation, the recipient acknowledges it is confidential and is not to be reproduced or transmitted, in whole or in part, by or to any other person, without the prior written consent of Pershing Square.*  All information provided herein is for discussion purposes only. You should not definitively rely upon it or use it to form the definitive basis for any decision, contract, commitment or action whatsoever, with respect to any proposed transaction or otherwise. Nothing herein is a proposal, plan, offer or commitment on the part of any person, and this document is not intended to create, and does not create, any rights or obligations of any person, nor shall it constitute the basis of any definitive agreement. The recipient understands and acknowledges that neither Pershing Square, nor any entity managed by or on behalf of Pershing Square or any of their respective affiliates or agents, has made or is making, and the recipient is not relying on, any representation or warranty, express or implied, as to the timeliness, accuracy or completeness of this presentation. Pershing Square and its affiliates and agents expressly disclaim any and all liability based, in whole or part, on this presentation or any such documents or information, or any errors or omissions therefrom. In addition, no such party is under any obligation to update this presentation or correct any inaccuracies or omissions in it that may exist or become apparent or to provide the recipient with access to any additional information.  Funds managed by affiliates of Pershing Square are invested in the securities of the company. Funds managed by affiliates of Pershing Square may currently or in the future buy, sell, cover or otherwise change the form of their investments discussed in this presentation for any reason. It should not be assumed that any of the securities, transactions, holdings or investments discussed herein were or will prove to be profitable, or that the investment recommendations or decisions we make in the future will be profitable or will equal the investment performance of the investments discussed herein. All investments involve the possibility of profit and the risk of loss, including the loss of principal. Past performance is not necessarily indicative of future results. It should not be assumed that there will be a correlation between the performance presented herein and any future returns. This presentation does not constitute a recommendation, an offer to sell or a solicitation of an offer to purchase any security or investment product of any kind. Nothing contained herein constitutes investment, legal, tax or other advice nor is it to be relied on in making an investment or other decision.  This presentation includes forward-looking statements, claims, estimates, predictions, projections and other information with respect to future events and financial performance which are subject to various risks and uncertainties. This presentation represents the subjective views of Pershing Square based on various significant assumptions that may or may not prove to be correct. There are or will be important factors that could cause actual outcomes or results to differ materially and adversely from those indicated in this presentation and, accordingly, there can be no assurance that such statements, claims, estimates, predictions, projections and other information will be realized. Neither Pershing Square, nor any entity managed by affiliates of Pershing Square or any of their respective affiliates or agents undertake to update or review any forward-looking statements for any reason.  This presentation includes market data and other statistical information from third-party sources, including independent industry publications. Although Pershing Square believes these third-party sources are reliable as of their respective dates, Pershing Square has not independently verified the accuracy or completeness of this information and neither Pershing Square nor its agents make any representation or warranty with respect to the accuracy of such information. This presentation is preliminary and is being provided for discussion purposes only. This presentation does not purport to contain all of the information that may be required to evaluate a possible transaction.      * References to the confidential nature of this presentation are not intended to apply with respect to portions of the presentation that have been publicly disclosed by Pershing Square.

 Transaction Overview

 Overview of Simplified Transaction  4  Pershing Square HoldCo will invest $900 million in a primary purchase of stock at $90/share   $90.00 per share represents a 46.4% premium to the $61.46 unaffected price on August 5, 2024(1)  Investment will be funded by cash on HoldCo’s balance sheet and would require no additional capital  With its additional $900 million primary investment, Pershing Square’s ownership of the company (HoldCo and Funds, collectively) would increase from 37.6% to 48.0%  The transaction would not represent a change of control of the company  Pershing Square Funds would retain their existing HHH shares  We believe the simplified transaction delivers a better-capitalized post-closing HHH that will be able to begin executing on its new strategy immediately  The closing price on August 5, 2024, prior to the public disclosure of Pershing Square’s August 6 amendment of its Schedule 13D with respect to the company’s common stock

 Advantages of Simplified Transaction  5  Greater execution certainty and speed to completion (~30 days vs >6 months)  Highly accretive primary issuance at $90 per share, a 46.4% premium to the unaffected share price(1)  Balance sheet cash infusion will enable HHH to begin executing its new strategy immediately  The transaction is expected to be credit-rating positive to the company as it would substantially improve HHH’s financial wherewithal and flexibility  No change to post-transaction free float of 31.3 million shares  No incremental debt as a result of removing the self-tender  No additional capital or financing is needed to complete the transaction   The closing price on August 5, 2024, prior to the public disclosure of Pershing Square’s August 6 amendment of its Schedule 13D with respect to the company’s common stock

 Post-Transaction Ownership  6  With its $900 million primary investment, Pershing Square’s ownership of HHH would increase from 37.6% to 48.0%  Post-Transaction HHH Ownership (shares & $ in mm, $ reflects market capitalization at $90 transaction price):  Bill Ackman and the Pershing Square team, through their ownership of Pershing Square HoldCo (90%) and look-through investment in the Pershing Square Funds (28% stake), will own 14.3 million shares of HHH (23.7% of total outstanding shares, a $1.3 billion investment at $90 per share)

 Post-Transaction HHH Business Plan  7  Post-transaction, HHH will become a diversified holding company that pursues the acquisition of controlling interests in public and private companies  Pershing Square’s senior leadership becomes the management team of HHH, the holding company  Bill Ackman – Chairman & CEO, Ryan Israel – Chief Investment Officer, Ben Hakim – President  Pershing Square senior leadership will not receive any cash or stock compensation as employees of HHH  The Howard Hughes Corporation (“HHC”) will remain unchanged as the principal subsidiary of HHH  Current HHC senior leadership team, led by David O’Reilly as CEO, will continue in their roles managing HHC  HHC will continue to develop its core MPC business line with no change in strategy or employees  The full resources of Pershing Square, including our investment team, accounting, finance, technology and other teams and resources are made available to HHH going forward  In consideration for services rendered, Pershing Square will receive a fee of 1.5 percent per annum of the equity market capitalization of the company (common & preferred equity), paid quarterly  HHH will not pay any promote or performance fees or issue equity incentives to Pershing Square or its employees  1.5% advisory fee with no promote or performance fees represents a substantial discount to the Pershing Square Funds’ fee arrangement of 1.5% management fees and 16% to 20% performance fees

 HHH Diversified Holding Company Structure  8  Premier collection of large-scale master planned communities in Texas, Nevada, Hawaii, Maryland, & Arizona  Howard Hughes Corporation  (“HHC”)  Operating Business Investment #1  Operating Business Investment #2  Howard Hughes Holdings Inc. (NYSE: HHH)  Pershing Square’s long-term platform for acquiring controlling interests in   public and private operating companies  HHH will be a well-capitalized company with access to equity and debt capital and excess free cash flow from HHC, which will be reinvested in high-return, controlling investments in operating businesses

 Future Governance  9  HHH will implement best-in-class governance provisions to ensure that it represents a compelling investment opportunity for public float shareholders  HHH will maintain its NYSE listing   No change to HHH’s free float post-transaction   HHH will have a free float of 31.3 million shares ($2.8 billion at $90 per share), representing 52% of total shares outstanding  Pershing Square will commit to not reduce HHH’s public float, whether through acquisition of additional shares or a “squeeze-out” of free float shareholders, without the approval of the Board  HHH will be governed by an independent Board of Directors   Board will be comprised of a majority of independent directors including directors from the current board  Independent Audit, Compensation and Nominating & Corporate Governance Committees  HHH will not be a "controlled company" under NYSE and SEC rules

 Premium to Unaffected Share Price  10  $90.00 per share represents a 46.4% premium to the $61.46 unaffected price on August 5th(1) and a 25.4% premium to the $71.78 price on January 10th(2)  Total Shareholder Return from 8/5/2024 to 2/12/2025 | HHH vs Real Estate Benchmarks:  Expectations of a potential transaction announcement have contributed to HHH’s substantial share price outperformance relative to peer benchmarks since August 5, 2024 (the day prior to Pershing Square’s 13D filing)  22.6%  4.9%  3.6%  (9.1%)  The closing price on August 5, 2024, prior to the public disclosure of Pershing Square’s August 6 amendment of its Schedule 13D with respect to the company’s common stock  The closing price on January 10, 2025, the trading day prior to our public disclosure of our initial proposal to the company  Unaffected Share Price: $61.46  $90 Primary Issuance Price  46.4%  Premium to Unaffected(1)

 Premium to Recent Share Price Performance  11  HHH’s share price has not traded above $90 since early 2022, when the Federal Reserve began to raise interest rates  HHH Share Price from 12/31/2021 to 2/12/2025:  $90 Primary Issuance Price  Unaffected Share Price on August 5, 2024: $61.46(1)  The closing price on August 5, 2024, prior to the public disclosure of Pershing Square’s August 6 amendment of its Schedule 13D with respect to the company’s common stock  $75

 Limited Interest from Potential Acquirers  12  2019 strategic review process (advised by Centerview Partners) failed to attract any acquisition offers for parts or the whole of the company  Despite Pershing Square's 13D filing in August 2024, which effectively put the company “in play,” no competing acquisition offers have emerged  Lack of interest for potential HHH privatization transaction  On behalf of Pershing Square, beginning September 2, 2024, Jefferies approached 284 investors(1)  40 investors signed NDAs and were provided access to a virtual data room  20 investors had Zoom or in-person meetings with Pershing Square  Concluded four-month process with no formal indications of interest  MPC business model is inherently best suited for permanent ownership, which presents challenges for private investors who require interim liquidity  All materials provided to and corresponding conversations with potential investors were limited to publicly available information.

 Limited Strategic Options on a Standalone Basis  13  Lack of recognition by public markets despite substantial business progress:   Enhanced management team and board  Simplified business structure (Seaport spin-off, divestiture of non-core assets)  Economically sensitive business model with limited standalone hedging capabilities  Limited ability to raise equity capital without Pershing Square’s backing  November 2010: Pershing Square, along with other investors, initially capitalized the company with a $250 million rights offering   March 2020: Pershing Square backstopped and invested $500 million in a $600 million rights offering  October 2024: Pershing Square backstopped and invested $73 million in a $175 million rights offering by Seaport Entertainment Group, completed shortly after its spin-off from HHH  Separating low-basis assets to unlock “sum-of-the-parts” value undermines MPC strategy and incurs significant tax friction  We believe the proposed transaction offers shareholders a highly compelling alternative to HHH’s limited strategic options as a standalone public company

 Evaluating the Transaction Requires Answering Two Key Questions  14  The proposed transaction can be simplified into two key questions for the Board to consider:  Should the company allow Pershing Square to make a $900 million primary investment and increase its ownership from 37.6% to 48.0%?  Transaction would not represent a change of control and $900 million primary investment does not require a shareholder vote  Pershing Square currently has the board's authorization to increase its ownership to 40.0% without seeking additional approval – transaction would represent only an 8.0 percentage point increase to the 40.0% limit  Primary issuance priced at $90 per share will be highly accretive and sends a strong message to the market about Pershing Square’s confidence in the company   Balance sheet cash infusion will be credit ratings positive and substantially improve the company’s financial wherewithal and flexibility to begin executing on its new strategy  HHH will continue to be governed by an independent Board of Directors  Should the company enter into a services agreement with Pershing Square?  We believe the value proposition and benefits to the company from Pershing Square’s leadership and resources far exceed the cost of the advisory fees paid  1  2

 Pershing Square’s Value Proposition

 Pershing Square’s Value Proposition  16  Pershing Square’s senior leadership and investment team, which has a combined 133 years of public and private equity investing experience  Full access to Pershing Square’s organizational resources (accounting, legal, technology, investor relations teams, office space)  Unique asymmetric, macroeconomic hedging capabilities  Core equity investment research and due diligence capabilities  Demonstrated track record of value creation at portfolio companies   Differentiated ability to source and execute privately negotiated transactions  Vastly improved access to public and private capital

Private & Confidential

Pershing Square Investment Team

Employee	Education and Summary Prior Experience	Career Experience (Years)	PSCM Tenure (Years)
Bill Ackman CEO / Portfolio Manager	Board Director, Universal Music Group Investment Advisory Committee on Financial Markets (Federal Reserve Bank of NY) Gotham Partners, Co-Founder and Portfolio Manager (1992 - 2003) M.B.A., Harvard Business School, 1992 A.B., Harvard College, magna cum laude, 1988	33	21
Ryan Israel Chief Investment Officer	Goldman Sachs, Analyst (2007 - 2009) B.S.E., The Wharton School, summa cum laude, beta gamma sigma, 2007	18	16
Ben Hakim President	The Blackstone Group, Senior Managing Director (1999 - 2012) B.S., Cornell University, 1997	27	13
Anthony Massaro	Apollo Global Management, Private Equity Associate (2011 - 2013) Goldman Sachs, Analyst (2009 - 2011) B.S.E., The Wharton School, summa cum laude, beta gamma sigma, 2009	16	12
Charles Korn	KKR, Private Equity Associate (2012 - 2014) Goldman Sachs, Analyst (2010 - 2012) B.A., The University of Western Ontario, Richard Ivey School of Business, Ivey Scholar, 2010	15	11
Bharath Alamanda	KKR, Private Equity Associate (2015 - 2017) Goldman Sachs, Analyst (2013 - 2015) B.S.E, Princeton University, summa cum laude, phi beta kappa, 2013	12	8
Feroz Qayyum	Hellman & Friedman, Private Equity Associate (2015 - 2017) Evercore, Analyst (2013 - 2015) B.A., The University of Western Ontario, Richard Ivey School of Business, Ivey Scholar, 2013	12	8
Manning Feng	Warburg Pincus, Private Equity Associate (2019 - 2021) Centerview Partners, Analyst (2016 - 2019) B.S.E., The Wharton School, summa cum laude, 2016	9	4
Sonal Khosla New Member	Joining the Pershing Square Investment Team in May 2025 KKR, Private Equity Associate and Analyst (2020 - 2025) B.S.E., The Wharton School, summa cum laude, 2020	5	-

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 Pershing Square Organization Chart  18  Name (Pershing Square Tenure in Years)   (8)  Joining in early 2025

 $1.3B Investment by Pershing Square Team  19  The Pershing Square team, through their ownership of Pershing Square HoldCo (90%) and look-through stake in the Pershing Square Funds (28%), will own 14.3 million shares (23.7% of total shares, $1.3 billion at $90 per share)(1)  Pershing Square Employees’ Look-Through Investment in HHH (shares & $ in mm)(1):  On a look-through basis, Bill Ackman will own 8.5 million shares of HHH ($764 million at $90 per share)  Assuming a $900 million primary investment by Pershing Square HoldCo at $90 per share.

 20  S&P 500  718%  8.2x  Illustrative   PSLP / PSH Net Return(2)  (1.5% Mgmt. Fee only)  4,451%  45.5x  PSLP / PSH  Net Return(1)  (1.5% Mgmt. &   20%/16% Perf. Fee)  2,388%  24.9x  Note: All market and return data as of February 12, 2025. Past performance is not necessarily indicative of future results. All investments involve the possibility of profit and the risk of loss, including the loss of principal. Please see the additional disclaimers, index descriptions and notes to performance results at the end of this presentation. Performance information or any illustrative performance information based on the performance of PSLP/PSH is not the performance record of the company and should not be considered a substitute for the Company’s own performance.   PSLP/PSH Net Return represents hypothetical NAV net returns an investor would have earned if she/he invested in PSLP at its January 1, 2004 inception and converted to PSH at its launch on December 31, 2012. Please see the additional disclaimers and notes to performance results at the end of this presentation.  Illustrative PSLP / PSH Net Return represents hypothetical NAV net returns an investor would have earned if she/he invested in PSLP at its January 1, 2004 inception and converted to PSH at its launch on December 31, 2012, assuming PSLP and PSH only paid a 1.5% management fee (assumed to be accrued monthly throughout the year) and did not pay any performance fees. Please see the additional disclaimers and notes to performance results at the end of this presentation.  Pershing Square’s Cumulative Returns  $10,000 invested in the illustrative PSLP / PSH strategy in January 2004 would be worth ~$455,100 today (2)   Global Financial Crisis  Covid-19  Rapid interest rate hiking cycle  - Represents the three S&P 500 bear markets since firm inception  First 11.5 Years Since Firm Inception  (Jan 2004 – July 2015)  Challenging Period  (Aug 2015 – Dec 2017)  Permanent Capital Era  (Jan 2018 – Present)

 Commitment to Core Investment Principles  21  Note: The above is intended to be illustrative and there is no guarantee that Pershing Square will be able to identify the constituent investments that reflect these characteristics

Private & Confidential

HHH Investment Opportunity Set

As a diversified holding company, HHH will have an attractive investment universe, which we believe Pershing Square is uniquely advantaged to pursue

✓ **Pershing Square has access to proprietary deal flow**

✓ **Small-cap companies have underperformed large-cap companies in recent years**

- Over the last three years, the S&P 600 SmallCap index has underperformed the S&P 500 *by 6.4% per annum* (annualized returns of 5.4% for the S&P 600 SmallCap vs 11.9% for the S&P 500)[(1)]
- S&P 600 SmallCap is currently trading at *~16.4x forward earnings* vs the S&P 500 is currently trading at ~22.1x forward earnings[(1)]

✓ **Few investors have the capability to effectuate controlling investments in small-cap companies and hold those investments on a permanent basis**

- Traditional small-cap investors lack the sufficient scale to pursue controlling investments
- Private equity investors typically: 1) focus on 100% control, take-private transactions, 2) have limited experience with obtaining control of public companies outside of sales processes and 3) have a shorter-term investment horizon

(1) *All market data as of January 31, 2025.*

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 PSLP / PSH   Net Return(1)  (1.5% Mgmt. & 20%/16% Perf. Fee)  Illustrative PSLP / PSH   Net Return(2)  (1.5% Mgmt. Fee only)  23  Pershing Square’s 21-Year Track Record   S&P 500  935 bps Outperformance Per Annum   vs. S&P 500  Annualized Net Returns Since Inception (January 2004)  Note: All market and return data as of February 12, 2025. Past performance is not necessarily indicative of future results. All investments involve the possibility of profit and the risk of loss, including the loss of principal. Please see the additional disclaimers, index descriptions and notes to performance results at the end of this presentation. Performance information or any illustrative performance information based on the performance of PSLP/PSH is not the performance record of the company and should not be considered a substitute for the Company’s own performance.   PSLP/PSH Net Return represents hypothetical NAV net returns an investor would have earned if she/he invested in PSLP at its January 1, 2004 inception and converted to PSH at its launch on December 31, 2012. Please see the additional disclaimers and notes to performance results at the end of this presentation.  Illustrative PSLP / PSH Net Return represents hypothetical NAV net returns an investor would have earned if she/he invested in PSLP at its January 1, 2004 inception and converted to PSH at its launch on December 31, 2012, assuming PSLP and PSH only paid a 1.5% management fee (assumed to be accrued monthly throughout the year) and did not pay any performance fees. Please see the additional disclaimers and notes to performance results at the end of this presentation.

 PSH   Net Return(1)  (1.5% Mgmt. & 16% Perf. Fee)  Illustrative PSH   Net Return(2)  (1.5% Mgmt. Fee only)  24  Note: All market and return data as of February 12, 2025. Past performance is not necessarily indicative of future results. All investments involve the possibility of profit and the risk of loss, including the loss of principal. Please see the additional disclaimers, index descriptions and notes to performance results at the end of this presentation. Performance information or any illustrative performance information based on the performance of PSLP/PSH is not the performance record of the company and should not be considered a substitute for the Company’s own performance.  PSH Net Return represents hypothetical NAV net returns an investor would have earned if she/he invested in PSH on January 1, 2018. Please see the additional disclaimers and notes to performance results at the end of this presentation.  Illustrative PSH Net Return represents hypothetical NAV net returns an investor would have earned if she/he invested in PSH on January 1, 2018, and PSH only paid a 1.5% management fee (assumed to be accrued monthly throughout the year) and did not pay any performance fees. Please see the additional disclaimers and notes to performance results at the end of this presentation.  Pershing Square’s Permanent Capital Era Track Record  S&P 500  1,300 bps Outperformance Per Annum   vs. S&P 500  Annualized Net Returns Since January 1, 2018  (Pershing Square’s Permanent Capital Era)

 Core Hedging Principles  25  Asymmetric payoff structures   Limited upfront investment and carrying costs  Opportunities to generate large multiples of capital   Limited downside in the event potential risk does not transpire   Monetization provides liquidity during periods of market dislocation  Hedges often become valuable when public and private markets are cheap  Enables us to pursue controlling investments in high-quality operating businesses at opportunistic valuations   We will seek to invest in asymmetric hedges to protect HHH against macroeconomic risks and capitalize on market dislocations

 HHH’s Exposure to Macroeconomic Risks  26  During the last three bear markets, HHH and its former parent GGP suffered severe economic consequences  In contrast, during each of these bear markets, the Pershing Square Funds generated strong returns with the benefit of our hedging strategies which we outline in greater detail on the following page  Great Financial Crisis  Risk Factor  HHH / GGP Performance  During the GFC, prior to the spinoff of HHC, GGP went bankrupt due to the shutdown of the CMBS and credit markets and the decline in the housing market  COVID-19  Rise in Interest Rates  HHH stock declined by 71% – from $129.35 on February 20, 2020 to $37.44 on March 23rd   HHH thereafter determined that it was prudent to launch an equity offering that, at the request of the board, was backed by Pershing Square, in which Pershing Square Funds purchased $500 million of the $600 million of stock sold to investors  As the Federal Reserve began to aggressively raise rates, HHH stock declined by 46% from $101.78 to $55.39(1), and its shares remained depressed until Pershing Square began an aggressive buying program which included an above-market tender offer  Reflects share price decline from December 31, 2021 to September 30, 2022.

 Hedging Track Record During Critical Periods for HHH  27  Pershing Square’s hedging strategy generated substantial gains during the same three bear markets when HHH/GGP suffered severe economic consequences  Note: The “Multiple of Capital” information is provided for illustrative purposes only and is not an indication of past or future returns of the Pershing Square Funds. The information on this page includes the investments of the Pershing Square Funds in existence during the relevant time period. PSH’s inception was after the Subprime Mortgage Crisis. Past performance is not necessarily indicative of future results. All investments involve the possibility of profit and the risk of loss, including the loss of principal. Please see the additional disclaimers and notes to performance results at the end of this presentation.  (1) Other bond insurers included Assured Guaranty, Ambac, PMI Group, Financial Securities Assurance, XL Capital Assurance, and Radian Group.  (2) Refers specifically to the CDS index hedges initiated in late February / early March. Subsequent to the February / March hedging program, Pershing Square maintained smaller positions in CDS index hedges throughout various periods in 2020 and 2021.  (3) Initial tranche refers specifically to 2Y payer swaptions initiated in early 2021 and subsequent tranche refers specifically to 2Y payer swaptions initiated in early 2022. In addition to 2Y payer swaptions, Pershing Square maintained smaller positions in various swaptions throughout 2020 - 2024.

 Differentiated Hedging Capabilities  28  Pershing Square has developed a core competency over the last two decades in macroeconomic research and asymmetric hedging  Systematic research process with a dedicated team  Monitor aggregate macroeconomic data (government agency reports, survey measures)  Closely follow and track rapidly evolving geopolitical environment   In addition to conventional top-down research, Pershing Square is also uniquely well-positioned to leverage insights from our portfolio companies and investment universe  Decades-long relationships and reputational equity built with derivative transaction counterparties   Expertise in negotiating ISDA and other counterparty agreements  Substantial experience identifying, executing and trading asymmetric hedges over multiple market cycles  Increasingly volatile macroeconomic and geopolitical environment creates opportunities for our asymmetric hedging strategy as well as risks for the company

Private & Confidential

Long-Term Track Record of Value Creation

Pershing Square has an extensive track record of working closely with portfolio companies on value creation initiatives and business transformations

Range of Engagement...

- ✓ Governance transformation
- ✓ CEO & leadership recruitment
- ✓ Operational improvement
- ✓ Business re-organization and re-segmentation
- ✓ Bankruptcy & financial restructurings
- ✓ Capital markets transactions
- ✓ Capital allocation optimization
- ✓ Shareholder advocacy

...To Help Effectuate Value Creation

Wendy's 2004	Sears 2004	Plains Resources 2004	Atlantic Realty Trust 2004	SPI 2004	McDonald's 2005	Sears Canada 2005
Borders 2006	Ceridian 2006	Target 2007	GGP 2008	Longs Drugs 2008	EMC² 2008	Landry's 2009
Howard Hughes 2010	Fortune Brands 2010	Beam 2010	Alexander & Baldwin, Inc. 2010	jcp 2010	Canadian Pacific Railway 2011	Justice Holdings Ltd. 2011
P&G 2012	Platform Specialty Products Corporation 2013	Air Products 2013	FannieMae 2013	Freddie Mac 2013	zoetis 2013	Allergan 2014
Valeant 2015	Nomad Foods 2015	Mondelēz International 2015	Chipotle 2016	ADP 2017	Starbucks 2018 / 2020	United Technologies 2018
Lowe's 2018	Hilton 2018	Agilent Technologies 2019	Restaurant Brands International 2020	Pershing Square Tontine Holdings 2020	Universal Music Group 2021	CPKC 2021
(Year of initial investment)		Google 2023	Pershing Square SPARC Holdings 2023	Seaport Entertainment Group 2024		

Note: The companies on this page reflect all of the long position portfolio companies, as of December 31, 2024, in respect of which (a) Pershing Square or any Pershing Square Fund, as applicable, has designated a representative to the board, filed Schedule 13D, Form 4 or a similar non-US filing or has made a Hart-Scott Rodino filing; or (b) Pershing Square has publicly recommended changes to the company's strategy in an investment-specific white paper, letter or presentation. Past performance is not necessarily indicative of future results. All investments involve the possibility of profit and the risk of loss, including the loss of principal.

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 Expertise in Privately Negotiated Transactions  30  Substantial credibility with management teams, boards and shareholders  133 years of combined public and private equity investing experience  Track record of successful turnarounds and business transformations  Pershing Square’s reputational equity has compounded substantially over time  Allows us to attract and retain the best talent to our firm and portfolio companies  Deep long-term relationships with CEOs, board directors, important institutional investor groups, investment banks, lawyers and various other advisors  Proof points: Privately negotiated acquisitions of large stakes in Restaurant Brands & Universal Music Group  Due to its extensive transactional experience and reputational equity, Pershing Square is well-positioned to pursue privately negotiated control investments

 31  Improved Access to Capital  Decades-long relationships with wide array of institutional investors including sovereign wealth funds, pension funds, insurance companies, and family offices   Broad retail investor following (Bill has more than 1.66 million Twitter / X followers)  Long-term track record in raising equity and debt capital in public vehicles:  Pershing Square Holdings, Ltd. (“PSH”), the largest permanent capital hedge fund in the world, which currently has $16.1 billion in assets and $2.3 billion in investment grade bonds outstanding (S&P BBB+ rated with positive outlook)(1)   Pershing Square Tontine Holdings (“PSTH”), the largest SPAC ever, which we took public in a $4 billion IPO during the Covid 19 crisis   Pershing Square SPARC Holdings, Ltd., a highly flexible and unique public acquisition company  Additionally, Pershing Square has raised over $4 billion of equity capital through seven co-investment, special purpose vehicles  HHH’s access to public and private capital will improve substantially by virtue of Pershing Square’s investment in and leadership of HHH  All market data as of January 31, 2025.

 32  Innovative Capital Markets Transactions  $3 billion IPO of Pershing Square Holdings (“PSH”)  October 2014  PSH issued $1 billion of Bonds due 2022 at an interest rate of 5.50%  June 2015  Between July 2019 to September 2021, PSH opportunistically issued $2.3 billion in bonds with a weighted average coupon of 3.1% and maturity of 11 years at issuance   July 2019  $4 billion IPO of Pershing Square Tontine Holdings (“PSTH”), listed on New York Stock Exchange  July 2020  SPARC’s S-1 registration statement is declared effective by the SEC  September 2023  Acquired a 25% stake in GGP and successfully navigated its exit from bankruptcy  November 2008  Along with other investors, Pershing Square capitalized HHC with a $250 million rights offering   November 2010  Backed a rights offering by Seaport Entertainment Group, shortly after its spin-off from HHH, in which the Pershing Square Funds purchased $73 million of the $175 million of stock issued  October 2024  During the COVID-19 crisis, Pershing Square backed a rights offering by HHH, in which the Pershing Square Funds purchased $500 million of the $600 million of stock issued  April 2020  Equity  Debt

 Services Agreement

 HHH Services Agreement  34  In consideration for services rendered, Pershing Square will receive a fee of 1.5% per annum of the equity market capitalization of HHH (common & preferred), paid quarterly  No promote, performance allocation or other performance-based fees  Substantial discount to Pershing Square Funds’ fee arrangement of 1.5% management fees and 16% to 20% performance fees  Pershing Square team will not receive any cash/stock compensation as employees of HHH  Services Agreement will be subject to termination for cause with customary cure rights  HHH will benefit from Pershing Square’s entire organizational team and best-in-class advisory and management capabilities through an evergreen Services Agreement  Other than third-party transaction costs, HHH will not incur any additional fees or compensation expenses beyond the 1.5% fee by entering into the Services Agreement with Pershing Square

 Rationale for Fee Construct  35  Question: Why does the Services Agreement contemplate a 1.5% advisory fee rather than paying the new management team with a more typical cash and stock compensation construct used by most operating businesses?  Under their existing commercial arrangements with Pershing Square HoldCo, Pershing Square employees cannot take direct compensation as employees of other companies  Any consideration paid by HHH in exchange for the leadership and resources of Pershing Square employees must be in the form of fees paid to Pershing Square, rather than compensation paid directly to its employees  HHH receives access to the full Pershing Square team and organizational resources  Replicating the entire Pershing Square team and organization would cost HHH vastly more than the proposed 1.5% advisory fee  Proposed advisory-fee-only construct is one of the lowest-cost fee structures in private equity and public alternatives, and represents a substantial discount to the fees charged by the current Pershing Square Funds

 Fee Comparables: Traditional Private Equity   36  Examples  Management / Advisory Fees  Typically, ~1.5% to 2.0% of committed capital per annum  In addition to management fees, sponsors typically charge other ongoing monitoring and transaction fees  HHH Services Agreement advisory fee is at the lower end of the private equity fee range with no additional monitoring or other transaction fees  Performance Fees  Typically, ~15% to 20% of realized investment gains  HHH Services Agreement has no performance / promote fees   Liquidity  Investor liquidity is primarily realized through episodic, transactional activity (portfolio company exits, recapitalizations, etc.) with limited visibility or predictability for investors  Daily liquidity: HHH will remain NYSE-listed with a substantial free float  Governance  Fully controlled by the sponsor with limited shareholder rights for investors (LP board independence requirements, public disclosure and audit obligations, etc.)  HHH will not be a controlled company and will have an independent Board of Directors

 Fee Comparables: Brookfield’s Listed Entities  37  Source: BIP, BEP, BBU, BN Quarterly Filings as of December 31, 2024. BIP, BEP and BBU capitalization figures reflect average quarterly capitalization over 2024.  Brookfield sponsors three large-scale, NYSE-listed alternative investment vehicles with evergreen master service agreements  NYSE: BIP  Market Cap: $26 billion  26% BN Ownership  Inception: January 2008  NYSE: BEP  Market Cap: $17 billion  46% BN Ownership  Inception: November 2011  NYSE: BBU  Market Cap: $5 billion  66% BN Ownership  Inception: June 2016  Similar to Pershing Square’s large ownership interest in HHH post-transaction, Brookfield Corporation (NYSE: BN), the sponsor, holds large ownership stakes in BIP, BEP, and BBU

Private & Confidential

Fee Comparables: Brookfield's Listed Entities

Management / Advisory Fees	▸ BIP & BBU: 1.25% per annum of total capitalization, defined as equity market capitalization *plus* corporate net debt (includes preferred units and recourse debt, excludes asset-level debt) ▸ BEP: A fixed, inflation-linked fee (initially set at $20 million; $26 million for 2024E) *plus* a variable fee equal to 1.25% of the increase in total capitalization over an initial reference value ✓ *HHH advisory fee is calculated as a percentage of equity market capitalization rather than a percentage of total capitalization (1.50% of HHH's equity market capitalization equates to ~1.15% of HHH total capitalization by Brookfield's definition(1))*
Performance Fees	▸ BIP & BEP: 15% to 25% incentive payments on dividend distributions above certain fixed thresholds (typically, these payments amount to ~1% of equity market capitalization per year) ▸ BBU: Incentive payment equivalent to 20% of the growth in market value of BBU units above a base high-water-mark, crystallized annually ✓ *HHH Services Agreement has no performance / promote fees*
Liquidity	✓ *Daily liquidity: Like the Brookfield entities, post-transaction HHH will maintain its NYSE listing*

Source: BIP, BEP, BBU, BN Quarterly Filings as of December 31, 2024
(1) Assumes a $90 share price.

38

 39  Source: BIP, BEP, BBU, BN Quarterly Filings as of December 31, 2024.   For BIP, BEP and BBU capitalization figures reflect average quarterly capitalization over 2024. For HHH, capitalization figures assume a $90 share price and $900 million primary issuance of common stock.  Fee Comparables: Brookfield’s Listed Entities  As a percentage of equity market capitalization, HHH’s proposed “all-in” fee ratio of 1.5% is ~120bps lower than BIP’s total fee ratio and ~50bps lower than BEP’s and BBU’s total fee ratios

Private & Confidential

Fee Comparables: Non-Traded, Perpetual REITs

Examples	Blackstone Real Estate Income Trust ("BREIT", $54B NAV)	Starwood Real Estate Income Trust ("SREIT", $9B NAV)	KKR Real Estate Select Trust Inc. ("KREST", $1B NAV)

Management / Advisory Fees

- 1.25% of NAV per annum, payable monthly[(1)]
- Certain share classes also charge up to 3.5% of NAV in upfront selling commissions and up to 0.85% of NAV in ongoing stockholder servicing fees per annum
- ✓ *HHH Services Agreement advisory fee is in-line with non-traded REITs* ***with no additional upfront commissions or stockholder servicing fees***
- ✓ *HHH Services Agreement advisory fee is calculated as a % of market value vs. as a % of an opaque NAV calculation with third-party valuation inputs*

Performance Fees

- 12.5% of annual total return, crystalized annually, subject to a 5% hurdle (full catch-up)
- ✓ *HHH Services Agreement has no performance / promote fees*

Liquidity

- Investor liquidity provided through limited share repurchases, which are limited to 2% of NAV per month & 5% of NAV per quarter and occasionally subject to gating (SREIT repurchases are temporarily limited to 1% of NAV per quarter[(1)])
- ✓ *Daily liquidity: HHH will remain NYSE-listed with a substantial free float*

Source: BREIT, SREIT, KREST Fact Sheets. NAV as of December 31, 2024 for BREIT & KREST and as of November 30, 2024 for SREIT.
(1) SREIT has capped share repurchases to 1% of NAV per quarter. Until repurchase limitations are fully restored back to 2% of NAV per month and 5% of NAV per quarter, SREIT is currently waiving 20% of its management fee

40

41  Fee Comparables: Illustrative BREIT Example  In a hypothetical year where BREIT generates a target return of 12.0%, we estimate an investor would pay an “all-in” fee ratio, including both management fees plus performance fees, of 2.7% of NAV  Source: Illustrative calculation based on BREIT Prospectus and Fact Sheets as of December 31, 2024  Illustrative BREIT Fee Calculation | Assuming $100 Beginning NAV per Share:

 Fee Comparables:   Non-Traded, Perpetual Private Equity Vehicles  42  Examples  Management / Advisory Fees  1.25% of NAV per annum, payable monthly(1)  Certain share classes also charge 0.85% of NAV in ongoing servicing fees per annum  HHH Services Agreement advisory fee is in-line with non-traded private equity vehicles with no additional servicing fees  HHH Services Agreement advisory fee is calculated as a % of market value vs. as a % of an opaque NAV calculation with third-party valuation inputs  Performance Fees  Liquidity  (“BXPE”, $4B NAV)  (“K-PRIME”, $4B NAV)  K-PRIME: 15.0% of annual total return, crystalized annually, subject to a 5% hurdle (full catch-up)   BXPE: 12.5% of annual total return, crystalized annually, subject to a 5% hurdle (full catch-up)  HHH Services Agreement has no performance / promote fees   Source: BXPE, K-PRIME Fact Sheets. NAV as of November 30, 2024.  Investor liquidity provided through limited share repurchases, which are limited to 5% of NAV per quarter for K-Prime and 3% of NAV per quarter for BXPE  Daily liquidity: HHH will remain NYSE-listed with a substantial free float

 Pershing Square’s Incremental Fees are Limited  43  Pershing Square HoldCo effectively derives incremental fees only from the portion of HHH shares in the free float (52% of total shares)  Illustrative Run-Rate Advisory Fees (shares & $ in mm):  Reflects fees that Pershing Square HoldCo effectively pays to itself on its own investment in HHH  Pershing Square Funds will waive any management fees associated with HHH shares they own post-transaction to avoid charging our clients duplicative fees  Reflects, effectively, the only incremental fees Pershing Square receives from its Services Agreement with HHH. $42 million in incremental fees represents ~0.8% of HHH’s equity market capitalization post-transaction (at $90 per share)  Note: Advisory fees shown in the table above are calculated assuming a $90 per share transaction price. Actual advisory fees paid will be based on HHH’s market trading price at the time of the calculation.

 The question the Board needs to answer is:   Will the addition of the Pershing Square team, its investment expertise and hedging capabilities, along with a change in business strategy to a diversified holding company model deliver at least 150 bps of annual excess equity return for HHH shareholders?

 Valuation Considerations

 REITs’ Historical Premium / Discount to NAV   46  Historical Share Price Premium / (Discount) to Green Street NAV | (2/6/2004 to 2/7/2025):   Publicly-traded REITs have historically traded in-line with Green Street’s estimates of their NAV  Source: Green Street (Equal weighted average reflects all publicly traded REITs in Green Street’s coverage)

 HHH Historical Trading Discount to NAV, Why?  47  April 14, 2021  April 7, 2022  September 6, 2023  November 18, 2024  Historical Investor Day NAV Estimates & Share Prices:   HHH has historically traded at a ~40% discount to its Investor Day NAV  - Investor Day NAV Estimate  - Share Price (1)  Share price date corresponds to valuation date of NAV estimate (i.e. 3/31/2021 for 2021 Investor Day NAV, 3/31/2022 for 2022 Investor Day NAV & 6/30/2023 for 2023 Investor Day NAV)

 NAV is Not An Appropriate Benchmark for HHH  48  While NAV is an interesting valuation metric for the company to track over time, it is not an appropriate transaction benchmark for HHH  NAV is a relevant valuation construct for tax-free vehicles which own marketable assets that can be liquidated in a short period of time (e.g., REITs)   In contrast, HHH is a going concern without the potential for short-term, tax-free NAV value monetization   In NAV calculations, HHH’s land (2/3 of NAV) is typically marked at most recent sale prices or as a present-value calculation of cash flows over a multi-decade period  No market exists to sell the entirety of HHH’s land in bulk, and even if such a market were to exist, any transaction would be at a substantial discount to the land’s NAV value   Similarly, if HHH were to divest some or all of its operating assets, it would greatly diminish the company’s control over its MPCs, forfeit long-term growth benefits from densification and destroy intrinsic value   HHH is a tax-paying C-Corporation which has a low tax basis in its assets, which makes asset sales not viable

 Limited Investor Base as a Standalone Company  49  As a standalone MPC company, HHH has a limited natural public shareholder base  Small-cap, real estate company with a C-Corp, rather than a REIT, corporate structure  Complicated business to underwrite for traditional real estate investors  Multiple asset classes (land bank, office, retail, multi-family)  Multiple geographies   Inherent lumpiness and quarter-to-quarter variability in free cash flow generation   Development-centric business model  Low tax basis  Significant vulnerability to macroeconomic risks

 Trading Discount Likely to Persist Under Current Path  50  We believe HHH’s challenges in realizing a fair valuation in the public markets will persist if it maintains its current path  Market valuation has not reflected substantial business progress  Limited strategic alternatives  Further separation of business into constituent parts will incur significant tax friction  Limited ability to raise capital on a standalone basis  Lack of take-private interest  If this proposed transaction fails, we expect investors would correctly conclude there is no potential future strategic alternative for the company

 Long-Term Share Price Performance  51  HHH Share Price from 11/9/2010 to 2/12/2025:  We believe the company’s share price performance from 2013 through 2015 was partially driven by investor anticipation around its eventual transformation into a holding company for Pershing Square's controlling investments   $75

 Why will New HHH Trade at a Better Valuation?  52  Vastly expanded investor base relative to status quo  Investor interest in a Pershing Square-led holding company meaningfully exceeds existing investor demand for a small-cap, real estate development and land holding company  Substantially greater media & investor interest in an acquisition-driven strategy  Diversified holding company model reduces exposure to real estate sector-specific economic risks, including sensitivity to interest rates  Pershing Square’s hedging capabilities mitigate exposure to macro risks  Post-transaction, HHH will become a modern-day Berkshire Hathaway led by Pershing Square

 Q&A

 54  Additional Disclaimer  Unless otherwise specified, the performance results of the funds managed by Pershing Square Capital Management, L.P. ("PSCM") included in this presentation are presented on a net of fees basis. Net returns for a Pershing Square Fund include the reinvestment of all dividends, interest, and capital gains from the Pershing Square Fund’s underlying portfolio companies and reflect the deduction of, among other things, management fees, brokerage commissions, administrative expenses and accrued and/or crystallized performance allocation/fees (if any). Performance results also assume that an investor has been invested in the Pershing Square Fund since its inception, has not invested in Tranche G/Class G, and has participated in any “new issues”, as such term is defined under Rules 5130 and 5131 of FINRA. PSH’s performance is based on the dollar return for the specific period, including any and all dividends paid by PSH, calculated from the beginning of such period to the end of such period. Depending on timing of a specific investment and participation in “new issues,” net performance for an individual investor may vary from the net performance as stated herein. Performance data for 2023 is estimated and unaudited.  PSLP’s net returns for 2004 were calculated net of a $1.5 million (approximately 3.9%) annual management fee and performance allocation equal to 20% above a 6% hurdle, in accordance with the terms of the limited partnership agreement of PSLP then in effect. That limited partnership agreement was later amended to provide for a 1.5% annual management fee and 20% performance allocation effective January 1, 2005. The net returns for PSLP set out in this document reflect the different fee arrangements in 2004, and subsequently, except that the tranche of interests subject to a 30% performance allocation and a 5% hard hurdle (non cumulative) issued on January 1, 2017, is not reflected in the returns. In addition, pursuant to a separate agreement, in 2004 the sole unaffiliated limited partner paid the Investment Manager an additional $840,000 for overhead expenses in connection with services provided unrelated to PSLP, which have not been taken into account in determining PSLP's net returns. To the extent that such overhead expenses had been included as fund expenses, net returns would have been lower.  The market indices included in this presentation have been selected for purposes of comparing the performance of an investment in the Pershing Square Funds with well known, broad based benchmarks. The statistical data regarding the indices has been obtained from Bloomberg and the returns are calculated assuming all dividends are reinvested. The indices do not reflect any of the fees or expenses to which the Pershing Square Funds are subject. The Pershing Square Funds are not restricted to investing in those securities which comprise each index, their performance may or may not correlate to the index and index performance should not be considered a proxy for any Pershing Square Fund. The volatility of an index may materially differ from the volatility of the Pershing Square Funds. The S&P 500 is comprised of a representative sample of 500 U.S. large cap companies. The index is an unmanaged, float weighted index with each stock's weight in the index in proportion to its float, as determined by Standard & Poor’s. The S&P 500 index is proprietary to and is calculated, distributed and marketed by S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC), its affiliates and/or its licensors and has been licensed for use. S&P® and S&P 500®, among other famous marks, are registered trademarks of Standard & Poor’s Financial Services LLC. © 2024 S&P Dow Jones Indices LLC, its affiliates and/or its licensors. All rights reserved. PSH gained entry to the FTSE 100 Index (“FTSE 100”) in December 2020. The FTSE 100 is a capitalization-weighted index of the 100 most highly capitalized companies traded on the London Stock Exchange. The equities use an investibility weighting in the index calculation. The MSCI World Index is a broad global equity index that represents large and mid-cap equity performance across 23 developed markets countries, covering approximately 85% of the free float-adjusted market capitalization in each country.   Certain performance information herein reflects the returns an investor would have earned if it invested in PSLP at its January 1, 2004 inception and converted to PSH as its launch on December 31, 2012. Such performance information does not reflect either the performance of PSLP since its inception or PSH since its inception, and is presented to illustrate how Pershing Square's core strategy has performed over a longer time horizon beyond the inception of PSH. This performance provided is calculated based on certain inputs, but not all considerations may be reflected therein. The performance set forth in these materials is provided to you on the understanding that you will understand and accept the inherent limitations of such results, and will use them only for the purpose of discussion with Pershing Square. It should not be assumed that there will be a correlation between this performance and any future returns. No representation is being made that any fund or account will or is likely to achieve profits or losses similar to that being shown. Pershing Square may or may not, in its sole discretion, make similar investments as the prior investments that form the basis of this performance. There can be no assurance that Pershing Square will achieve results comparable to those of any prior or existing fund or product managed by Pershing Square or its management team. Nothing herein shall be deemed to limit the investment strategies or investment opportunities to be pursued by Pershing Square. You are encouraged to ask questions of Pershing Square and to conduct further due diligence.   PSH’s total debt to capital ratio is calculated in accordance with the “Total Indebtedness to Total Capital Ratio” under the PSH Bonds’ Indentures. Under the Indentures, the “Total Capital” reflects the sum of PSH’s NAV and its “Total Indebtedness”. Total Indebtedness reflects the total “Indebtedness” of PSH and any consolidated subsidiaries (excluding any margin debt that does not exceed 10% of PSH’s Total Capital), plus the proportionate amount of indebtedness of any unconsolidated subsidiary or affiliated special investment vehicle. As defined in the Indenture, “Indebtedness” reflects indebtedness (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof), (iii) representing capital lease obligations, (iv) representing the balance deferred and unpaid of the purchase price of any property or services (excluding accrued expenses and trade payables in the ordinary course of business) due more than one year after such property is acquired or such services are completed or (v) in respect of capital stock that is repayable or redeemable, pursuant to a sinking fund obligation or otherwise, or preferred stock of any of PSH’s future subsidiaries.

 55  Additional Disclaimer  Indebtedness does not include, among other things, NAV attributable to any management shares or hedging obligations or other derivative transactions and any obligation to return collateral posted by counterparties in respect thereto.  Since May 1, 2017, PSH has, from time to time, engaged in share repurchases whereby its buyback agent has repurchased Public Shares subject to certain limitations. Any positive impact on performance due to these share buybacks is reflected herein.  The performance information of any of the Pershing Square Funds included herein does not represent the performance of Pershing Square USA, Ltd. (which has not commenced investment operations as of the date hereof).   All information provided herein is for informational purposes only and should not be deemed as a recommendation to buy or sell any security mentioned. This presentation contains information and analyses relating to some of the Pershing Square Funds’ positions. Pershing Square hereby disclaims any duty to provide any updates or changes to the information contained here including, without limitation, the manner or type of any Pershing Square Fund’s investment.